SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)

Clean Diesel Technologies, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 18449C 401
(CUSIP Number)

Mr. Charles J. McDermott
RockPort Capital Partners, L.P.
160 Federal Street, 18th Floor
Boston, MA  02110
(617) 912-1420

with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112-0127
Attn:  Jonathan M.A. Melmed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 18449C 401		Page 2 of 17 Pages

*1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rockport Capital Partners, L.P. Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 416,073 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 416,073 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,073 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.87%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RockPort Capital I LLC Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 416,073 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 416,073 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,073 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.87%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 18449C 401		Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RP Co-Investment Fund I, L.P. Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 41,950 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 41,950 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,950 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RP Co-Investment Fund I GP, LLC Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 41,950 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 41,950 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,950 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 18449C 401		Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Ellis III Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 458,023 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 458,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janet B. James Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 458,023 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 458,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William E. James Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 458,023 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 458,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles J. McDermott Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 458,023 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 458,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Prend Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 458,023 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 458,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 11 of 17 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stoddard M. Wilson Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 458,023 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 458,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 12 of 17 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Clean Diesel Technologies, Inc., a Delaware corporation (“CDTI” or the “Issuer”).  The principal executive offices of the Issuer are located at 4567 Telephone Road, Suite 206, Ventura, CA 93003.

Item 2.	Identity and Background.

This statement is being filed by RockPort Capital Partners, L.P. (“RockPort”), RP Co-Investment Fund I, L.P. (“RP Co-Investment”), RockPort Capital I LLC (“RockPort GP”), RP Co-Investment Fund I GP, LLC (“RP Co-Investment GP”) and Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson (individually, a “Member” and collectively, the “Members”).  RockPort GP is the general partner of RockPort and RP Co-Investment GP is the general partner of RP Co-Investment.  The Members are the sole managing members of each of RockPort GP and RP Co-Investment GP.  Each of the above may be referred to herein as a “Reporting Person”.

The address and principal business office of RockPort, RP Co-Investment, RockPort GP, RP Co-Investment GP and each of the Members is 160 Federal Street, 18th Floor, Boston, MA 02110.

The principal business of each of RockPort and RP Co-Investment is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes.  The principal business of RockPort GP is to act as sole general partner of RockPort.  The principal business of RP Co-Investment GP is to act as sole general partner of RP Co-Investment.  The principal business of each of the Members is to manage RockPort GP and RP Co-Investment GP and any other affiliated partnership with similar business.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of RockPort and RP Co-Investment is a limited partnership organized under the laws of the State of Delaware.  Each of RockPort GP and RP Co-Investment GP is a limited liability company organized under the laws of the State of Delaware.  Each of the Members is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

This filing on Schedule 13D is being made as the result of the acquisition of CDTI Common Stock by the Reporting Persons in exchange for securities of Catalytic Solutions, Inc., a California corporation (“CSI”), previously held thereby, pursuant to the merger (the “Merger”) of a wholly owned subsidiary of CDTI into CSI on October 15, 2010.  As a result of the Merger, CSI became a wholly owned subsidiary of CDTI.  The Reporting Persons owned no shares of CDTI Common Stock prior to the Merger.

SCHEDULE 13D
CUSIP No. 18449C 401		Page 13 of 17 Pages

The description of, the Merger is qualified in its entirety by reference to the complete text of the related Agreement and Plan of Merger, dated as of May 13, 2010, among CDTI, CDTI Merger Sub, Inc. and CSI, and any amendments thereto, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4.	Purpose of Transaction.

RockPort and RP Co-Investment acquired the shares of CDTI Common Stock for investment purposes.  Depending on market conditions, the prospects and financial condition of CDTI and other factors, RockPort or RP Co-Investment may acquire or dispose of shares of  CDTI Common Stock.  Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of CDTI or disposition of securities of CDTI;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CDTI or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of CDTI or any of its subsidiaries;

(d)           Any change in the present board of directors or management of CDTI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of CDTI;

(f)           Any other material change in CDTI’s business or corporate structure;

(g)           Changes in CDTI’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of CDTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of CDTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

RockPort directly owns 416,073 shares, or 10.87%, of CDTI’s Common Stock, including 375,853 outstanding shares of CDTI Common Stock, and 40,220 shares of  CDTI Common Stock issueable upon exercise of currently exercisable warrants.  This reflects: (i) 326,697 shares of CDTI Common Stock issued in the Merger in exchange for 32,543,309 shares of CSI’s common stock that were issued immediately prior to the Merger upon the conversion of CSI’s secured convertible notes purchased from CSI by RockPort for $865,312.50 during the period from May 28, 2010 to October 15, 2010; (ii) 27,415 shares of CDTI Common Stock and warrants to purchase 22,431 shares of CDTI Common Stock issued in the Merger in exchange for 3,475,723 shares of CSI’s common stock that Rockport acquired from CSI in private transactions completed prior to November 21, 2006; and (iii) 21,741 shares of CDTI Common Stock and warrants to purchase 17,789 shares of CDTI Common Stock issued in the Merger in exchange for 2,255,342 shares of CSI common stock issued to Mr. Ellis (and assigned to RockPort by Mr. Ellis) as fees for director services rendered to CSI prior to the Merger.  RockPort has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.

SCHEDULE 13D
CUSIP No. 18449C 401		Page 14 of 17 Pages

RockPort GP, as the general partner of RockPort, may be deemed to beneficially own 416,073 shares, or 10.87%, of CDTI’s Common Stock, including 375,853 outstanding shares of CDTI Common Stock, and 40,220 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants.  RockPort GP has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RockPort GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose.

RP Co-Investment directly own 41,950 shares, or 1.10%, of CDTI’s Common Stock, including 26,842 outstanding shares of CDTI Common Stock, and 15,108 shares of  CDTI Common Stock issueable upon exercise of currently exercisable warrants.  This reflects: 8,377 shares of CDTI Common Stock issued in the Merger in exchange for 834,444 shares of CSI’s common stock that were issued immediately prior to the Merger upon the conversion of CSI’s secured convertible notes purchased from CSI by RP Co-Investment for $22,187.50 during the period from May 28, 2010 to October 15, 2010; (ii) 11,219 shares of CDTI Common Stock and warrants to purchase 9,180 shares of CDTI Common Stock issued in the Merger in exchange for 1,422,400 shares of CSI’s common stock that RP Co-Investment acquired from CSI in private transactions completed prior to November 21, 2006; and (iii) 7,246 shares of CDTI Common Stock and warrants to purchase 5,928 shares of CDTI Common Stock issued in the Merger in exchange for 1,419,715 shares of CSI common stock issued to Mr. Ellis (and assigned to RP Co-Investment by Mr. Ellis) as fees for director services rendered to CSI prior to the Merger.  RP Co-Investment has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.

RP Co-Investment GP, as the general partner of RP Co-Investment, may be deemed to beneficially own 41,950 shares, or 1.10%, of CDTI’s Common Stock, including 26,842 outstanding shares of CDTI Common Stock, and 15,108 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants.  RP Co-Investment GP has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RP Co-Investment GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act, or for any other purpose.

Each of the Members as a member of RockPort GP and RP Co-Investment GP, may be deemed to beneficially own 458,023 shares, or 11.97%, of CDTI’s Common Stock, including 402,695 outstanding shares of CDTI Common Stock, and 55,328 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants.   Each of the Members has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by him or her.  Each Member disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein, and this report shall not be deemed an admission that any such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act, or for any other purpose.

SCHEDULE 13D
CUSIP No. 18449C 401		Page 15 of 17 Pages

Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past 60 days by any of the Reporting Persons.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

The beneficial ownership percentages set forth herein in each case are based on the total number of outstanding shares of Common Stock as reported by CDTI to the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Reporting Persons and certain other persons entered into a Registration Rights Agreement with CSI dated October 15, 2010 (the “Registration Rights Agreement”), which was assumed by CDTI upon consummation of the Merger.  The Registration Rights Agreement accords certain registration rights to the Reporting Persons with respect to the shares of CDTI Common Stock issued in the Merger in exchange for the shares of CSI’s common stock issued upon conversion of the convertible notes of CSI on October 15, 2010, as more fully described in response to Item 5 above (collectively, the “Merger Shares”).

Pursuant to the Registration Rights Agreement, the Reporting Persons have the right to have the Merger Shares registered under the U.S. securities laws (i) at any time, on demand, on not more than three occasions, and (ii) whenever CDTI proposes to register any of its securities for sale under the U.S. securities laws, in each case subject to certain customary conditions and limitations.  Also pursuant to the Registration Rights Agreement, the Reporting Persons have agreed not to effect any public sale of the Merger Shares for 180 days following October 15, 2010, except pursuant to a registered offering thereof pursuant to the Registration Rights Agreement.

Other than the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of CDTI, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

References to, and the description of, the Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 18449C 401		Page 16 of 17 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Agreement and Plan of Merger, dated as of May 13, 2010 (the “Merger Agreement”), among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc. and Catalytic Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Clean Diesel Technologies, Inc. filed on June 28, 2007).

Exhibit 2.
Letter Agreement, dated September 1, 2010, among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc., and Catalytic Solutions, Inc., constituting an amendment to the Merger Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Clean Diesel Technologies, Inc. filed on September 9, 2010).

Exhibit 3.
Letter Agreement, dated September 14, 2010, among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc. and Catalytic Solutions, Inc., constituting an amendment of the Merger Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Clean Diesel Technologies, Inc. filed on September 20, 2010).

Exhibit 4.
Registration Rights Agreement, dated as of October 15, 2010, by and among Catalytic Solutions, Inc. and each of the Purchasers signatory thereto, as assumed by Clean Diesel Technologies, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Clean Diesel Technologies, Inc. filed on October 21, 2010).

Exhibit 5.	Joint Filing Agreement, dated as of October 22, 2010, among the Reporting Persons. Filed herewith.

Exhibit 6.	Powers of Attorney of the Reporting Persons, dated as of October 14, 2010. Filed as Exhibit 24.1 to the Form 4 of the Reporting Persons filed on October 16, 2010.

SCHEDULE 13D
CUSIP No. 18449C 401		Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010	Rockport Capital Partners, L.P.

	By:	Rockport Capital I, LLC, its General Partner

	By:	/s/ Tom Scott, Attorney-in-Fact*

RP Co-Investment Fund I, L.P.

	By:	RP Co-Investment Fund I GP, LLC, its General Partner

	By:	/s/ Tom Scott, Attorney-in-Fact*

RockPort Capital I, LLC

	By:	/s/ Tom Scott, Attorney-in-Fact*

RP Co-Investment Fund I GP, LLC

	By:	/s/ Tom Scott, Attorney-in-Fact*

Alexander Ellis III

	By:	/s/ Tom Scott, Attorney-in-Fact*

Janet B. James

	By:	/s/ Tom Scott, Attorney-in-Fact*

William E. James

	By:	/s/ Tom Scott, Attorney-in-Fact*

Charles J. McDermott

	1By:	/s/ Tom Scott, Attorney-in-Fact*

David J. Prend

	By:	/s/ Tom Scott, Attorney-in-Fact*

Stoddard M. Wilson

	By:	/s/ Tom Scott, Attorney-in-Fact*
_________________________
* Signed pursuant to a Power of Attorney filed as Exhibit 5 to this Schedule 13D.